500 West Putnam Avenue, Suite 400 Greenwich, Connecticut 06830 800-998-7962 www.americanbatterymaterials.com

01 December 2023

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance, Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer O’Brien; Kimberly Calder

Re:	American Battery Material, Inc.

Form 10-Q for the Fiscal Quarter Ended 30 June 2023

Filed 14 November 2023

File No. 001-41594

Ladies & Gentlemen:

On behalf of American Battery Material, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated 19 October 2023 (the “Comment Letter”). The Comment Letter, and the responses contained herein, relate to the above-referenced Quarterly Report on Form 10-Q for the Fiscal Quarter Ended 30 June 2023, filed by the Company on 14 November 2023 (the “10-Q”). We are concurrently filing via EDGAR this letter. As explained in greater detail below, we believe that no amendment to the 10-Q is necessary, so an amended version of the 10-Q is not being filed.

Set forth below in bold are the comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter, and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to the respective comment. Defined terms used herein though not otherwise defined herein have the same meanings ascribed to such terms in the 10-Q.

Notes to Condensed Consolidated Financial Statements; Note 4-Debt

Convertible Notes Payable and Convertible Note Payable-Related Party; Page 9

1.	We note you issued convertible notes with five investors in the amount of $1,550,000 during the six months ended June 30, 2023. Please provide us with an analysis to support a balance of $0 as of June 30, 2023 for the embedded derivatives related to these notes.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that none of the Notes were convertible as of 30 June 2023, and as such, a balance of $-0- as of 30 June 2023 for the embedded derivatives related to these Notes was the correct treatment. Pursuant to the guidance provided by ASC 815, and in particular, ASC 815-15-25-1 and ASC 815-10-15-74(a), neither the Company nor the holder of respective Note (each, a “Holder”), had the right or ability to convert any of the Notes as of 30 June 2023. As provided in the each of the Notes, the right to convert is summarized as follows:

(a)       Conversion by the Company upon the shares of the Company’s common stock being listed on a higher exchange due to the (i) pricing and funding of an S-1 registration statement; or, (ii) the closing of a transaction resulting in the uplist.

(b)       Conversion by a Holder after 180-days following the Issuance Date.

AMERICAN BATTERY MATERIALS, INC.

Extracting American Lithium

Securities and Exchange Commission

01 December 2023

The conversion rights are referred to as “contingent conversion options”. Again, as of 30 June 2023 none of the contingencies have occurred to trigger the right to convert any part of the Notes into equity. No uplist transaction had occurred, and the Notes were not yet in existence for 180-days. Since there was no ability to convert, there was no need to separately account for the embedded component as a derivative.

Based upon the above analysis, the Company respectfully advises the Staff that the treatment afforded the Notes was correct; there was a balance of $0 as of 30 June 2023 for the embedded derivatives related to the Notes. As such, no amendment to the 10-Q is necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources; Page 17

2.	We note that two of your Promissory notes payable are in default as of December 31, 2022 and June 30, 2023. Please revise to discuss your plans to resolve loan amounts that are in default and any impacts it may have on your liquidity. Refer to Item 303(b)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure and Item 303(b)(1) of Regulation S-K. The Company respectfully advises the Staff that neither of the referenced notes was in default as of 31 December 2022 or 30 June 2023. The subject notes were issued in 2014 and 2016. Each note had a one-year maturity date; was governed by California law; bears interest at 10% per annum; and, requires notice from the holder in order for the respective note to be in default. The holder of each note has failed to provide a notice of default under either note. Further, enforceability of each note is more likely than not prohibited under as applicable California law, which provided a 6-year statute of limitations (commences on the maturity date) to initiate a collection action on a note. At 31 December 2022 and 30 June 2023 neither of the notes was in default.

Based upon the above analysis, the Company respectfully advises the Staff that since the notes were not in default as of 31 December 2022 or 30 June 2023, there is no need to address any potential impact on the liquidity of the Company. As such, no amendment to the 10-Q is necessary.

In responding to the Comment Letter, the Company further acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosures in the 10-Q and all of its filings with the Commission;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-Q or any other filings of the Company; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

01 December 2023

Thank you for your consideration of our responses to the Comment Letter. Please do not hesitate to contact Keith Rosenbaum, at 949-215-0070, with any questions or comments regarding any of the foregoing.

Very truly yours;

AMERICAN BATTERY MATERIALS, INC.

BY:	/s/ Sebastian Lux
Sebastian Lux,
Co-Chief Executive Officer